UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YONGYE BIOTECHNOLOGY INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

38122W102
(CUSIP Number)

Mr. Kwok Cheuk Yuen Knight Bridge Group Limited 2021 Two Pacific Place 88 Queensway Hong Kong	-with a copy to-	Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4159
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 8 Pages)

_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 38122W102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON KNIGHT BRIDGE GROUP LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,861,189
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,861,189
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%*
14	TYPE OF REPORTING PERSON CO

* Based on the beneficial ownership of 2,861,189 shares of Common Stock of the Reporting Person and 20,000,374 shares of total Common Stock issued and outstanding as of April 17, 2008, the Reporting Person holds approximately 14.3% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 38122W102	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON KWOK CHEUK YUEN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,861,189
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,861,189
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%*
14	TYPE OF REPORTING PERSON IN

*Based on the beneficial ownership of 2,861,189 shares of Common Stock of the Reporting Person and 20,000,374 shares of total Common Stock issued and outstanding as of April 17, 2008, the Reporting Person holds approximately 14.3% of the issued and outstanding Common Stock of the Issuer.

Page 4 of 7 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Yongye Biotechnology International, Inc. (formerly known as Golden Tan, Inc.), a Nevada corporation (the “Company” or the “Issuer”). The address of the Issuer’s principal executive office is 6th floor, Suite 608, Xue Yuan International Tower, No.1 Zhichun Road, Haidian District, Beijing, PRC.

Item 2. Identity and Background.

(a)  This Schedule 13D is being filed by:

(i)  Knight Bridge Group Limited, a company incorporated in the British Virgin Islands (“Knight Bridge”); and

(ii)  Kwok Cheuk Yuen (“Mr. Kwok”) a citizen of Hong Kong, PRC and sole director of Knight Bridge. By virtue of his position as sole director, Mr. Kwok may be deemed to be a beneficial owner having the power to direct the voting and disposition of the Common Stock held or controlled by Knight Bridge.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the Reporting Persons’ principal business is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)  The principal business of Knight Bridge is general and management services, whereby Mr. Kwok is the sole director. The principal office is located 2021 Two Pacific Place, 88 Queensway, Hong Kong.

(d)  During the past five (5) years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five (5) years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

The Reporting Persons acquired the shares of the Issuer’s Common Stock pursuant to a Share Exchange Agreement, dated as of April 17, 2008 (the “Exchange Agreement”) entered into by and among the Company and the Company’s principal shareholder, Fullmax Pacific Limited, a company organized under the laws of the British Virgin Islands (“Fullmax”), and the shareholders of Fullmax of which the Reporting Persons were shareholders (the “Fullmax Shareholders”). The Fullmax Shareholders owned 100% of the issued and outstanding common stock of Fullmax (the “Fullmax Shares”). The transaction was consummated on April 17, 2008 (the “Effective Date”) pursuant to which the Fullmax Shareholders acquired approximately 84.7% of the Company’s issued and outstanding Common Stock causing Fullmax to become a wholly-owned subsidiary of the Company. Collectively, the Fullmax Shareholders transferred all of their Fullmax Shares for 11,444,755 shares of the Company’s Common Stock (the “Exchange Shares”). Individually, the Reporting Persons transferred 2,500 of their Fullmax Shares to the Company for 2,861,189 Exchange Shares and currently owns approximately 14.3% of the Company’s issued and outstanding Common Stock.

Page 5 of 7 Pages

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008 and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The purpose of the Share Exchange was for the Company to obtain 100% ownership of Fullmax, which has business operations in China, and for the Fullmax Shareholders, inclusive of the Reporting Persons, to obtain an 84.7% controlling interest in the Company.

Prior to the Share Exchange, the Company’s sole officer and director was Kim McElroy. On the Effective Date, McElroy resigned from all of her positions as officer and director McElroy previously held with the Company. In connection therewith, as of the Effective Date, McElroy appointed Zishen Wu as the Chairman of the Board, Sun Taoran as the Vice Chairman, and Zhao Qiang, Guo Xiaochuan and Zhang Haiming as Directors on the Board. As of the Effective Date, the Board appointed Zishen Wu to serve as Chief Executive Officer and President and Vini Dharmawan to serve as Chief Financial Officer, Treasurer and Secretary.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a)  the acquisition by any person of additional securities of the Company;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)  any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Company;

(f)  any other material change in the Company’s business or corporate structure;

(g)  changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)  any similar action to those enumerated above.

Page 6 of 7 Pages

Item 5. Interest in Securities of the Company.

(a)  The approximate aggregate percentage of Issuer’s Common Stock reported beneficially owned by the Reporting Persons herein is based on the number of issued and outstanding shares of Common Stock of the Company as of April 17, 2008 and is equal to 20,000,374 as of the close of business on April 17, 2008.

(b)  The Reporting Persons’ beneficially own an aggregate of 2,861,189 Exchange Shares in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of representing in the aggregate approximately 14.3% of the total issued and outstanding shares of Common Stock of the Company. Although Mr. Kwok directly owns none of the Company’s Common Stock, he may be deemed beneficial owner of the Exchange Shares as sole director of Knight Bridge pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(c)  Other than the acquisition of the Exchange Shares reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Share Exchange, the Issuer simultaneously conducted a private placement of its Common Stock to certain investors on the Effective Date, pursuant to a Securities Purchase Agreement dated as of April 17, 2008 (the “Purchase Agreement”).

Except as disclosed herein and in the Current Report on Form 8-K filed by the Company on April 22, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:(1)	Title:
2.1	Share Exchange Agreement, dated as of April 17, 2008.
10.4	Security Purchase Agreement, dated as of April 17, 2008.

(1) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008.

Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2008

KNIGHT BRIDGE GROUP LIMITED

By:	/s/ Kwok Cheuk Yuen
Name: Kwok Cheuk Yuen
Title: Director

KWOK CHEUK YUEN

/s/ Kwok Cheuk Yuen